December 23, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Branch Chief

Re:	Vishay Intertechnology, Inc.
Form 10-K for the fiscal year December 31, 2010
Filed February 25, 2011
File No. 1-07416

Dear Mr. Vaughn:

This letter sets forth the responses of Vishay Intertechnology, Inc. (“Vishay” or the “Company”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated as of December 21, 2011, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).  For your convenience, we have incorporated the Staff’s comments into this response letter below, and the Company’s responses thereto are set forth after each comment.

Form 10-K for the year ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies, page F-10

– Allowance for Doubtful Accounts, page F-13

1.	As it relates to your allowance for doubtful accounts and your sales returns and allowances, please explain to us how you considered the requirements of Rule 12-09 of Regulation S-X.

Response:  The Company evaluated the materiality of its allowance for doubtful accounts and its sales returns and allowances, both individually and in relation to its financial statements taken as a whole.  The Company also evaluated other information already included in the Form 10-K.  Based on this evaluation, the Company respectfully submits that the schedule described in Rule 12-09 of Regulation S-X is not required in accordance with the instructions to Schedule II and Rule 4-02 of Regulation S-X.

The allowance for doubtful accounts was 2.1%, 3.2%, and 1.1% of gross receivables at December 31, 2010, 2009, and 2008, respectively, and 0.4%, 0.7%, and 0.2% of total current assets at December 31, 2010, 2009, and 2008, respectively.  The amount charged (credited) to the income statement for the years ended December 31, 2010, 2009, and 2008 are $(0.8) million, $5.7 million, and $0.5 million, respectively, constituting 0.03%, 0.28%, and 0.02% of Vishay’s net revenues, respectively.  Sales returns and allowances represent 2.6%, 2.8%, and 2.7% of gross sales for the years ended December 31, 2010, 2009, and 2008, respectively.

The information that would be provided on Schedule II is either already disclosed in the Form 10-K, or can be easily calculated from the amounts already disclosed in the Form 10-K.  These disclosures include:

•	the balance of the allowance for doubtful accounts, disclosed on the face of the balance sheet;
•	the amount of bad debt expense recognized, disclosed in note 1 to the financial statements;
•	the balance of the sales returns and allowances, disclosed in note 9 to the financial statements; and
•	the gross amount of deductions from gross sales and actual credits granted to customers disclosed in Management’s Discussion and Analysis (page 52).

In future filings, if valuation and qualifying accounts are deemed material, Vishay will provide a Schedule II.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

Note 2 – Acquisition and Divestiture Activities, page F-19

2.
We note that on July 6, 2011, you spun off your foil resistors business into an independent publicly traded company, Vishay Precision Group, Inc (VPG). We further note that you concluded that the trademark license agreement with VPG constitutes significant continuing involvement under FASB ASC paragraph 205-20-45-1(b). Please explain to us the significant terms of this agreement and clearly explain why you concluded that this agreement constitutes significant continuing involvement.

Response:  The Company’s evaluation of continuing involvement included all of the post-spin relationships with VPG described on page F-19.  Most importantly,  two members of the Company’s board of directors also serve on VPG’s board of directors, and constitute 40% of VPG's board.  In accordance with FASB ASC paragraph 205-20-55-16, we evaluated the significance of this continuing involving from VPG’s perspective.

The trademark license agreement identified by the Staff in its comment, along with the lease agreements and supply agreements between Vishay and VPG also described on page F-19, are not material to the financial condition and results of operations of Vishay.  However, from VPG’s perspective, and when considered in conjunction with the common board seats, these agreements were seen as further evidence of continuing involvement within the meaning of FASB ASC paragraph 205-20-45-1(b).

The terms and conditions of the trademark license agreement are described on page 140 of the VPG information memorandum filed as Exhibit 99.1 to the VPG registration statement on Form 10 (Amendment No. 6) filed on June 22, 2010 (the “Information Memorandum”).  Other agreements between Vishay and VPG are described on pages 133-151 of the Information Memorandum.

Vishay has incorporated by reference the trademark license agreement into the Form 10-K as Exhibit 10.39, and has incorporated by reference the other agreements between Vishay and VPG as Exhibits 10.36 through 10.53 of the Form 10-K.

The Company will revise its disclosure in future filings to clarify that it considered all of the items described under the subheading “Relationship with VPG after Spin-off” in determining that it had significant continuing involvement which precluded presentation as a discontinued operation.

Note 6 – Long-Term Debt, page F-34

Convertible Senior Debentures, due 2040, page F-35

3.
We note that you are separately accounting for the liability and equity components of your convertible senior debentures. Please explain to us how you calculated the equity component of the instrument and explain why the carrying value of the equity component is significantly less than the unamortized discount on the debentures.

Response: The liability and equity components of the instrument were calculated in accordance with FASB ASC paragraphs 470-20-25-22 through -27.  The Company first calculated the present value of payments associated with the liability component.  The difference between the principal amount of the debentures and the present value was recorded as a debt discount.  The equity component was calculated as the discount (calculated as the residual value of the principal amount of the debentures minus the present value of the principal and interest payments) minus the deferred tax liability, the tax-effected allocation of issuance costs to the equity component, and the value of the contingent interest feature.

All deferred tax liabilities associated with the debentures were calculated using our blended U.S. federal and state tax rate of 36.5% as the debentures are U.S. debt.  The temporary basis difference associated with the liability component was recorded as an adjustment to additional paid-in capital.

In accordance with FASB ASC paragraph 470-20-30-31, the issuance costs were allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively.

As disclosed on page F-73, the Company uses a derivative valuation model to derive the value of the embedded derivative features.  The derived value of the embedded derivative features was subtracted from the amount allocated to the equity component of the debentures.

The difference between the carrying value of the equity component and the unamortized discount is due to the deferred tax liabilities, issuance costs allocated to the equity component of the debentures, and the value of the embedded derivative features, which all affect the carrying value of the equity component, but do not affect the carrying value of the unamortized discount.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

The following table summarizes the calculation of the carrying value of the equity component at issuance (in thousands):

Initial allocation to equity (equals debt discount)	$178,867
Deferred tax effect of discount	(65,287)
Allocation of issuance costs to equity component	(4,901)
Deferred tax effect of issuance costs allocated to equity	1,789
Embedded derivative	(374)
Carrying value of equity	$110,094

At inception, the debentures were recorded on our balance sheet as follows (in thousands):

Debt	$275,000
Debt discount	(178,867)
Embedded derivative	374
Carrying value of debt		$96,507
Carrying value of equity		110,094
Allocation of issuance costs to debt component (recorded in Other Assets)		(2,634)
Deferred tax liability		63,498
Net proceeds		$267,465

Below is a reconciliation of the gross and net proceeds from the issuance of the debentures (in thousands):

Gross proceeds		$275,000
Issuance costs:
Allocated to debt component	2,634
Allocated to equity component	4,901
		7,535
Net proceeds		$267,465

Note 19 – Summary of Quarterly Financial Information (Unaudited), page F-74

4.
We note that your results in the fourth quarter of 2010 were positively impacted by an adjustment to the income tax expense in the period. Please revise future filings to include discussion of any year-end or other adjustments material to the fourth quarter results.  Refer to Item 302(A)(3) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and will include disclosure of any year-end or other adjustments material to the fourth quarter results within in its consolidated financial statements in future filings.

Furthermore, the Company notes that the significant tax benefit recorded in the fourth quarter of 2010 was the result of discrete tax items (reversal of valuation allowances recorded against deferred tax assets in the United States and Israel, as disclosed in Management’s Discussion and Analysis on page 35 (first paragraph), page 50 (fifth paragraph), and page 60), and not an adjustment of estimated tax expense recorded during the first nine fiscal months of the year pursuant to FASB ASC subtopic 740-270, Income Taxes – Interim Reporting.

* * * * * *

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.

Sincerely,

/s/ Lori Lipcaman
Lori Lipcaman
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD’S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS